UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
(Name of Issuer)  Metalico
(Title of Class of Securities) Common
Date of Event Which Requires Filing of this Statement) 28/09/2011 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b) X
Rule 13d-1(c)
Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent mendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall ot be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591176102...............................

1. Names of Reporting Persons.

Impax Asset Management Ltd
...................................................................
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ..............................................................
(b) .X............................................................
3. SEC Use Only ...................................................
4. Citizenship or Place of Organization

United Kingdom ....................................................
Number of Shares Beneficially Owned by Each Reporting Person with

 5. Sole Voting Power 2,245,718...................................
 6. Shared Voting Power    0......................................
 7. Sole Dispositive Power 2,245,718..............................
8. Shared Dispositive Power 0
...................................................................
9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,245,718........................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 (See Instructions)....N/A.......................................
11. Percent of Class Represented by Amount in Row (9) 4.732%.....
12. Type of Reporting Person (See Instructions)
IA...............................................................
Item 1.
(a) Name of Issuer
Metalico Inc.
(b) Address of Issuer Principal Executive Offices
186 North Avenue East
Cranford
NJ 07016
USA

Item 2.
(a) Name of Person Filing

Impax Asset Management Ltd

(b) Address of Principal Business Office or, if none, Residence

Norfolk House 31 St James Square London SW1Y 4JR United Kingdom

(c) Citizenship

United Kingdom
(d) Title of Class of Securities Common Stock

(e) CUSIP Number 591176102

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(X);
(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
Page 5 of 6 pages
(j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.
(a) Amount beneficially owned: .2,245,718
(b) Percent of class: 4.732%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote .2,245,718
(ii) Shared power to vote or to direct the vote  0
 (iii) Sole power to dispose or to direct the disposition of 2,245,718
(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.
Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8. Identification and Classification of Members of the Group
N/A

Item 9. Notice of Dissolution of Group
N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above
were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date February 14, 2012
Signature M B Knight
Name/Title CCO